Exhibit 99.1

AURORA CANNABIS INC.

500 - 10355 Jasper Avenue

Edmonton, Alberta Canada T5J 1Y6

Tel: 1-855-279-4652

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

AND AVAILABILITY OF MEETING MATERIALS

You are receiving this notification as Aurora Cannabis Inc. (the “Company”) is using the notice and access procedures adopted by the Canadian Securities Administrators for electronic delivery of its Notice of Meeting and Information Circular for the Company’s November 30, 2018 Annual General and Special Meeting (the “Meeting Materials”) instead of mailing out paper copies. Under this delivery method, companies can, instead of mailing out paper copies, post their meeting materials on a website and send a notification to shareholders with access details.

This notification provides details of the date, time and place of the Annual General and Special Meeting, including the matters to be voted on, and instructions on how to access an electronic copy, or request a paper copy of the Meeting Materials. Accompanying this notice is a form of Proxy or Voting Instruction form.

HOW TO ACCESS THE MEETING MATERIALS

The Meeting Materials can be viewed online under the Company’s profile at www.sedar.com or on the Company’s website at https://auroramj.com/investors.

You can obtain a paper copy of the Meeting Materials free of charge, by

1.	calling the Company at toll-free at 1-855-279-4652 (in Canada or the U.S.); or

2.	sending an email to IR@auroramj.com, by providing your name and mailing address.

If you wish to receive a paper copy of the Meeting Materials, they will be sent within three business days of your request, if such requests are made before the meeting date. To ensure you receive the material in advance of the voting deadline and meeting date, your request should be provided to the Company as soon as possible.

MEETING DATE AND LOCATION

The Annual General and Special Meeting of Shareholders will be held on Friday, November 30, 2018, at 10 o’clock am (Mountain Time) at the Renaissance Edmonton International Hotel, Cartier Room, 4236 - 36 St E, Edmonton International Airport, Alberta Canada (the “Meeting”).

MATTERS TO BE VOTED ON AT THE MEETING

At the Meeting, shareholders will be asked to vote on the following:

1.	Number of Directors - To fix the number of directors of the Company at eight. See “Election of Directors”, as more particularly described in the Information Circular prepared for the Meeting;
2.	Election of Directors - To elect directors of the Company for the ensuing year. At the Meeting, eight individuals are proposed to be elected to the board. See “Election of Directors” as mpre particularly described in the Information Circular prepared for the Meeting;
3.	Appointment of Auditor - To appoint KPMG LLP, Chartered Professional Accountants, as Auditors of the Company for the ensuing year and authorizing the directors to fix their remuneration. See “Appointment of Auditor” as more particularly described in the Information Circular prepared for the Meeting;
4.	Advisory Vote on Executive Compensation - To pass a non-binding advisory resolution on executive compensation. See “Advisory Vote on Executive Compensation” as more particularly described in the Information Circular prepared for the Meeting;
5.	Deferred Share Unit Plan - To pass an ordinary resolution that approves the adoption of the Company’s 2018 Non-Employee Directors deferred share unit plan, for continuation for a three year period. See “Adoption of DSU Plan” as more particularly described in the Information Circular prepared for the Meeting;
6.	Shareholder Rights Plan - To pass an ordinary resolution that approves the adoption of the Company’s Shareholder Rights Plan and its continuation for a three year period. See “Adoption of Shareholder Rights Plan” as more particularly described in the Information Circular prepared for the Meeting;
7.	New form Business Corporations Act (British Columbia) Articles - To pass a special resolution that approves the adoption of the Company’s new form Articles. See “Adoption of New Articles” as more particularly described in the Information Circular prepared for the Meeting.

VOTING

You cannot vote by returning this notice.

To vote your securities you must vote online, by telephone, by fax or by mailing the enclosed Proxy or Voting Instruction Form for receipt by 10 o’clock a.m. (Mountain Time), on Wednesday, November 28, 2018 using the enclosed Business Reply Envelope.

If you ask for the Meeting Materials to be mailed to you, please note that another Proxy or Voting Instruction Form will not be sent; please retain your current one for voting purposes.

Please review the Meeting Materials before voting.

QUESTIONS

Shareholders with questions about Notice and Access can contact the Company through its toll-free number at 1-855-279-4652 (in Canada or the U.S.), or by email at IR@auroramj.com.